UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           KRYPTIC ENTERTAINMENT INC.
                                (Name of Issuer)

                     Common Shares with par value of $0.001
                         (Title of Class of Securities)

                                   50114L 101
                                 (CUSIP Number)

                                    copy to:

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 6, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 50114L 101                                           Page 2 of 4 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON:
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Shan Qiang

    IRS No. N/A
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    China
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,500,00
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       4,500,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,500,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    81.83% based on 5,499,000 common shares issued and outstanding as of November 6, 2009.
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 50114L 101                                           Page 3 of 4 Pages
--------------------                                           -----------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares with par value of $0.001 in the capital of the Issuer. The principal executive offices of the Issuer are located at Suite 208, 800 N Rainbow Blvd, Las Vegas, NV, 89107.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Shan Qiang.

     (b)  No 21, Xikanghutong, Chaoyang District Changchun City, China 130021

     (c) Mr. Qiang is a businessman and has been a director, and Secretary Treasurer of the Issuer since its incorporation on October 11, 2007. On November 5, 2009 he was also appointed as President and CEO. He is currently the sole Director of the Issuer.

     (d) Mr. Qiang has not been convicted in any criminal proceeding during the last five years.

     (e) Mr. Qiang has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Qiang is a citizen of the China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Mr. Qiang acquired 3,000,000 common shares from Mr. John Lagourgue, a former director and officer of the Issuer, for the total consideration of US$6,000, pursuant to the terms of a share purchase agreement (a copy of which is attached as an exhibit hereto). The consideration for the acquisition was paid from the personal funds of Mr. Qiang.

ITEM 4. PURPOSE OF TRANSACTION

The purpose or purposes of the acquisition of the shares by Mr. Qiang was for investment purposes. Mr. Qiang is the sole director, officer and a shareholder of the Issuer. Depending on market conditions and other factors, Mr. Qiang may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Qiang also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Qiang does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

                                 SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 50114L 101                                           Page 4 of 4 Pages
--------------------                                           -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Qiang is 4,500,000 common shares, or approximately 81.83% of the Issuer.

     (b) Mr. Qiang has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,500,000 common shares of the Issuer.

     (c) Other than as described in Item 3 above, Mr. Qiang has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

     (d)  N/A.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Qiang and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1 Share Purchase Agreement dated November 6, 2009 between Shan Qiang and John Lagourgue

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2009
-----------------------------
Dated


/s/ Shan Qiang
-----------------------------
Signature

Shan Qiang
-----------------------------
Name/Title